Exhibit 1.01

NANOSTRING TECHNOLOGIES, INC.
Conflict Minerals Report
For the Year Ended December 31, 2022
    This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whether or not the Conflict Minerals in their supply chain originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether or not they fund armed conflict.
    Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free,” “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free,’” and therefore make no conclusion in this regard in the report presented herein. Consistent with such SEC guidance and such SEC order, because we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.
Company Overview
    This Conflict Minerals Report has been prepared by the management of NanoString Technologies, Inc. (“NanoString” or the “Company”). NanoString provides life science tools for discovery and translational research. The Company’s nCounter® Analysis System is used in life sciences research and has been cited in more than 6,520 peer-reviewed publications. The nCounter Analysis System offers a cost-effective way to easily profile the expression of hundreds of genes, proteins, miRNAs, or copy number variations, simultaneously with high sensitivity and precision, facilitating a wide variety of basic research and translational medicine applications, including biomarker discovery and validation. The Company’s GeoMx® Digital Spatial Profiler, or DSP, enables highly-multiplexed spatial profiling of RNA and protein targets in a variety of sample types, including formalin-fixed paraffin embedded tissue sections. The Company’s CosMx™ Spatial Molecular Imager, or SMI, enables multiplexed spatial profiling of RNA and protein targets at a single and sub-cellular resolution level.
Products Overview
    The Company has three categories of products: (1) reagents and consumables directly manufactured by the Company in its Seattle, Washington area facilities or sourced from contract manufacturers; (2) instruments manufactured by outsourced contract manufacturers, according to the Company’s specifications; and (3) spare parts for instruments produced by either a contract manufacturer or another third party manufacturer.
    Based upon the Company’s internal assessment, the reagents and consumables have been determined not to contain any Conflict Minerals as they contain only plastics, water, salts, dyes, nucleic acids and ferrous (iron) particles.
    There are three instruments sold by NanoString as part of its nCounter Analysis System platform: a second generation epi-fluorescent microscope called a Digital Analyzer; a sample preparation robot called a Prep Station; and a third generation system called the nCounter SPRINTTM Profiler. In 2022, the Company launched the nCounter Pro Analysis System, which includes a new operating system and modern cybersecurity improvements. In addition, in 2019 the Company launched a new platform, the GeoMx DSP system, which is designed to enable the field of spatial biology. Further, in 2022 the Company launched a new platform, the CosMx Spatial Molecular Imager, or CosMx SMI, system. The nCounter Analysis System, GeoMx DSP and CosMx SMI instruments are manufactured according to the Company’s specifications by contract manufacturers over whom the Company has influence and, thus, fall within the scope of the Rule as products manufactured by the Company. The instruments have the potential to contain Conflict Minerals as they contain printed circuit assemblies and other electromechanical components that are generally known to contain small amounts of tin, tungsten, tantalum or gold.
    Spare parts are purchased and used for the maintenance and repair of instruments previously sold to the Company’s customers. In addition to the nCounter Analysis System instruments currently sold, there are first generation Digital Analyzers in service that were sourced from a contract manufacturer different from the one manufacturing the second generation Digital Analyzer. Any spare parts for the three instruments currently being sold by the Company are naturally covered by the Reasonable Country of Origin Inquiry (“RCOI”) being conducted for those instruments. With respect to the first generation Digital Analyzer, spare parts are not considered to be manufactured by the Company under the Rule. These spare parts are components made generally available by third party manufacturers who are not under contract with the Company and, thus, the Company does not have influence over the manufacturing of the components.
    Based on the Company’s assessment, the only products manufactured by it that require an RCOI are the nCounter Analysis System, GeoMx DSP and CosMx SMI instruments.
Instrument Supply Chain Overview
    The nCounter Analysis System, GeoMx DSP and CosMx SMI instruments are manufactured by four independent contractors. The Company must rely upon each contract manufacturer to provide information on the origin of the 3TG contained in components and materials used in the manufacture of the instruments. None of the instrument contractors are directly subject to the Rule.
Reasonable Country of Origin Inquiry (“RCOI”)
    The Company’s RCOI process was based on the standard Conflict Minerals Reporting Template established by the Global e-Sustainability Initiative of the Electronic Industry Citizenship Coalition (the “Template”).
    The contractors initially completed and returned the Template. From the most recent information provided, the Company has concluded that no contract manufacturer sources any Conflict Minerals directly, and none are aware of any Conflict Materials used in the manufacture of purchased raw materials and components originating from the Covered Countries. However, the contract manufacturers are unable to provide assurance that the instruments manufactured on the Company’s behalf do not contain Conflict Minerals from the Covered Countries.
    Due to the complexity of NanoString’s instrument products, the number of suppliers of components for each, the multiple layers of suppliers involved and the understanding that many of such suppliers have not yet completed their own RCOI processes, the Company continues to expect it will require an ongoing effort for the contract manufacturers to verify the origin of all Conflict Minerals contained in the three instruments.
Due Diligence Program
    To date, the Company’s due diligence program has included the following elements:
Management Systems
    The Company has adopted a Conflict Minerals Policy, which can be found on the Company’s website at http://investors.nanostring.com/corporate-governance. Given the limited number of contract manufacturers whose products contain Conflict Minerals, other systems, such as codes of conduct, training programs or grievance mechanisms, are not considered necessary for purposes of compliance with the Conflict Minerals Policy.
Identification and Assessment of Risks
    The Company has established a product oriented approach to evaluating due diligence, enabling the identification of large classes of products (consumables and reagents) which have no risk of containing 3TG, and thus are not subject to due diligence. The Company has assessed the risk of the remaining instrument products through the RCOI process described above and continues to monitor compliance with contract manufacturers for these products.
Response to Identified Risks
    The Company is in direct dialogue with the contract manufacturers of instruments and intends to continue and build upon this dialogue in the future. The contract manufacturers are reliant upon information provided to them by their suppliers. The Company intends to continue to pursue information regarding 3TG in the supply chain for the nCounter Analysis System, GeoMx DSP, and CosMx SMI instruments. If a contract manufacturer does not cooperate with the Company’s due diligence efforts, it will be reported to the Chief Executive Officer and potential actions will be considered. If a contract manufacturer is identified that is not free of conflict minerals, such findings will be reported to the Chief Executive Officer and, at a minimum, the Company intends to coordinate with the contract manufacturer to identify an alternative supplier of the related component.
Independent Audit of Smelter Due Diligence Practices
    As contract manufacturers are able to trace their supplier Conflict Materials to the specific smelters from which they were sourced, the contract manufacturers and the Company reference the Conflict Free Sourcing Initiative (“CFSI”) Conflict Free Smelter Program as a source of independent audit information about these specific smelters.
Annual Reporting
    In compliance with the Rule, NanoString intends to report to the SEC annually regarding supply chain due diligence on Form SD and provide a Conflict Minerals Report to the extent it is required.